1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: October 24, 2012	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited

For the month of September 2012

This is to report 1) the changes in the shareholdings of our directors, executive officers and shareholders who own more than 10% of total outstanding common shares of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; “TSMC”) (NYSE:TSM); 2) the pledge and clear of pledge of TSMC common shares by our directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 3) the acquisition of assets by TSMC and 4) the disposition of assets by TSMC for the month of Sep. 2012.

1)	The changes in the shareholdings of our board directors, executive officers and shareholders who own more than 10% of total outstanding common shares:

Title	Name	Number of shares held as of Aug. 31, 2012	Number of shares held as of Sep. 30, 2012	Changes
Director	Rick Tsai	33,357,046	33,207,046	-150,000
Executive Vice President & Co-Chief Operating Officer	Mark Liu	13,302,114	13,242,114	-60,000
Senior Vice President	Stephen T. Tso	14,785,064	14,755,064	-30,000
Senior Vice President	Jason C.S. Chen	2,252,320	2,242,320	-10,000
Vice President	Wei-Jen Lo	2,209,127	2,150,127	-59,000
Vice President	Y. P. Chin	7,751,122	7,696,122	-55,000
Vice President	J. K. Lin	12,182,118	12,224,118	42,000
Vice President	Irene Sun	1,349,709	1,129,709	-220,000

2)	The pledge and clear of pledge of TSMC common shares by our board directors, executive officers and shareholders who own more than 10% of total outstanding common shares: None.

3)	The acquisition of assets (in NT$ million):

Description of assets	Amount
Manufacturing Equipment	NT$	6,025
Facility and engineering equipment	NT$	2,600

4)	The disposition of assets (in HKD million):

Description of assets	Amount
Semiconductor Manufacturing International Corporation common shares	HKD	78

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